SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS - GAFISA GROUP	1Q13

--- Launches reached R$ 308 million, 10% of the mid-point of full-year launch guidance ---

--- Consolidated pre-sales totaled R$205 million in 1Q13 and gross sales reached R$700 million in 1Q13 --

FOR IMMEDIATE RELEASE - São Paulo, April 15th 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced operational results for the first quarter ending March 31, 2013.

Duilio Calciolari, Chief Executive Officer, said: “During the first quarter of 2013 we relaunched the Tenda brand under its new business model, thus maximizing the potential of the Tenda brand within the Gafisa Group. The move forms part of the Company’s reinvestment strategy that will expand medium and long-term profitability.”

“Market conditions remained stable and the first quarter results were in keeping with seasonally lower activity in the first three months of the year. Given the high volume of deliveries in the second half of 2012, Gafisa brand registered a higher volume of sales cancellations in this quarter. Throughout the year, we will work to resell these units. We also maintained our focus on inventory reduction initiatives, and inventory represented 65% of total sales. Cash generation was slightly negative, mainly impacted by lower launch volume due to seasonality and expenditures linked to landbank acquisition.”

Delivered Projects

Gafisa Group delivered 9 projects/phases encompassing 1.300 units during the first quarter, a 79% decrease compared to the 6.165 delivered during 1Q12. See the accompanying chart for detailed information.

Chart 1. Delivered Units (2010 – 1Q13)

Operational Consolidated Cash Flow Status

Preliminary consolidated operational cash flow was R$95 million in the quarter. Preliminary consolidated cash generation (cash burn) was negative at approximately R$30 million in 1Q13. This preliminary consolidated cash generation result is subject to changes given the new resolution (established for homebuilders) on the consolidation method for shared control projects released by the CPC (Brazilian accounting committee) to adapt to international standards.

Consolidated Launches

First-quarter 2013 launches totaled R$308 million, a 34% decrease compared to 1Q12. The result represents 10% of the mid-point of full-year launch guidance of R$ 2.7 to R$ 3.3 billion, which is broadly in keeping with the proportion of full-year launches historically occurring in the first quarter. Throughout the quarter, 5 projects/phases were launched across 3 states, with Tenda accounting for 37% of launches, Alphaville 36% and the Gafisa segment the remaining 27% in terms of PSV.

Table 1. Gafisa Group Launches (R$ thousand)

Launches	1Q13	4Q12	Q/Q(%)	1Q12	Y/Y(%)
Gafisa Segment	83,029	813,767	-90%	214,690	-61%
Alphaville Segment	110,828	675,993	-84%	249,050	-55%
Tenda Segment	113,696	-	-	-	-
Total	307,553	1,489,760	-79%	463,740	-34%

Consolidated Pre-Sales

First-quarter 2013 consolidated pre-sales totaled R$205 million, a 50% decline compared to 1Q12. Sales from launches represented 35% of the total, while sales from inventory comprised the remaining 65%. As reported above, dissolutions on the Gafisa segment were higher than the last quarter and impacted the volume of net sales. Tenda’s sales in both launched projects reached R$ 13.7 million, which are not included in this preview, and will be reported accordingly, by the time of the transfer of the mortgage to the financial institutions.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-sales	1Q13	4Q12	Q/Q(%)	1Q12	Y/Y(%)
Gafisa Segment	101,116	498,452	-80%	316,702	-68%
Alphaville Segment	110,380	436,442	-75%	181,978	-39%
Tenda Segment	-6,871	-29,653	-77%	-90,443	-92%
Total	204,625	905,241	-77%	408,237	-50%
Tenda New Launches	0	0		0

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 5.7%, compared to 10.4% in 1Q12, reflecting the concentration of inventory in pre-sales. Excluding the Tenda brand, first-quarter sales over supply was 7.2%, compared to 25.1% in 4Q12 and 16.1% in 1Q12. The consolidated sales speed of launches in 1Q13 reached 32.3%.

Table 3. Gafisa Group Sales over Supply (SoS)

Sales Speed	1Q13	4Q12	Q/Q(%)	1Q12	Y/Y(%)
Gafisa (A)	5.0%	20.1%	-75%	13.9%	-64%
Alphaville (B)	12.0%	35.0%	-66%	22.2%	-46%
Total (A) + (B)	7.2%	25.1%	-71%	16.1%	-55%
Tenda (C)	-1.0%	-3.7%	-72.2%	-11.0%	-90.6%
Total (A) + (B) + (C)	5.7%	20.0%	-71.6%	10.4%	-45.6%

Inventory (Properties for Sale)

Consolidated inventory at market value reduced by R$ 119 million to R$ 3.5 billion from R$ 3.6 billion in the fourth quarter of 2012. In 1Q13, concluded units totaled R$635 million.The market value of Gafisa inventory, which represented 55% of total inventory, decreased 3% to R$ 1.92 billion at the end of 1Q13, compared to the R$1.98 billion in end of 4Q12, totaling 11% of completed units of the Gafisa segment. The market value of Alphaville inventory was stable at R$ 809 million at the end of 1Q13, and completed units represented 20% of the segment’s inventory. Tenda inventory was valued at R$ 772 million at the end of 1Q13, compared to R$ 827 million at the end of 4Q12, and completed units represented 20% of total inventory of the segment. The overall decline in inventory balances reflects the volume of first quarter sales.

Table 4. Inventory at Market Value 1Q13 x 4Q12

	Inventory BP1 (4Q12)	Launches	Dissolutions	Contracted Sales	Price Adjustments + Other	Inventory EP2 (1Q13)	% Q/Q3	Sales Speed (VSO)[4]
Gafisa (A)	1,983,694	83,029	191,572	-292,688	-44,486	1,921,120	-3.2%	5.0%
Alphaville (B)	812,174	110,828	57,420	-167,799	-3,696	808,927	-0.4%	12.0%
Total (A) + (B)	2,795,867	193,857	248,992	-460,487	-48,182	2,730,047	-2.4%	7.2%
Tenda (C)	826,671	113,696	232,517	-239,302	-160,589	772,992	-6.5%	0.9%
(A) + (B) + (C)	3,622,538	307,553	481,508	-699,789	-208,771	3,503,039	-3.3%	5.9%

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period –1Q13.  3) % Change 1Q13 versus 4Q12. 4) 1Q13 sales velocity

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$ 250,000.

Gafisa Launches

First-quarter launches reached R$83 million and included 1 project/phase in São Paulo, a 61% decline compared to the prior year period.

Gafisa Pre-Sales

First-quarter gross pre-sales totaled R$239 million, a 24% decrease compared to 1Q12. Net pre-sales totaled R$101 million in 1Q13, a 68% decrease compared to 1Q12. Sales from units launched during the same period represented 12% of total sales, while sales from inventory accounted for the remaining 88%. In 1Q13, sales velocity (sales over supply) was 5.0%, compared to 13.9% in 1Q12. The sales velocity of Gafisa launches was 14% during 1Q13.

In the same period, the volume of dissolutions was R$191 million, of which 44% refer to completed units and 34% to units in non-core markets. Ex-dissolutions, sales velocity of the Gafisa segment in 1Q13 reached 13.2%. Out of the cancelled units, around 40% were already resold in the quarter.

Gafisa Delivery

During the first quarter of 2013, Gafisa delivered 1 project/phase and 86 units.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices over R$ 100,000.

Alphaville Launches

First-quarter launches totaled R$111 million, a 55% decrease compared to 1Q12, and included 2 projects/phases across
2 states. The brand accounted for 36% percent of first quarter consolidated launches.

Alphaville Pre-Sales

First-quarter pre-sales reached R$110 million, a 39% decrease compared to the first quarter of 2012. During the 1Q13, the residential lots segment’s share of consolidated pre-sales increased to 51% from 45% in 1Q12. In 1Q13, sales velocity (sales over supply) was 12.0%, compared to 22.2% in 1Q12. Fourth-quarter sales velocity from launches was 45.9%. Sales from launches represented 46% of total sales, while the remaining 54% came from inventory.

Alphaville Delivery

During the first quarter, Alphaville delivered 1 project/phase and 419 units.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$ 80,000 and R$ 200,000.

Tenda Launches

Throughout 2012, Tenda’s senior management team implemented corrective actions focused on execution and the delivery of existing and in-progress developments. In the meantime, the Company deliberately halted the launch of Tenda units to establish control over the financial and operational construction cycle so that sustainable profitable growth could be resumed.

Having achieved control of the operational and the financial cycle in 2012, the Tenda brand resumed launches in the first quarter of 2013. First-quarter launches totaled R$ 114 million and included 2 projects/phases across 2 cities, Sao Paulo and Salvador. The brand accounted for 37% percent of first quarter consolidated launches.

Tenda Pre-Sales

First-quarter pre-sales totaled R$ 6.8 million. Sales from units launched during the same period represented 5% of total gross contracted sales of R$239 million, which will not be accounted on the consolidated base until these units are transferred to the financial institutions. Sales from inventory accounted for the remaining 95%. All pre-sales were contingent upon the ability to pass mortgages onto financial institutions. All new projects under the Tenda brand are being developed in phases, in which it is necessary to be qualified to the financing programs and sales are conditioned to ability of the transfer of the mortgage to the financial institutions.

In 1Q13, sales velocity (sales over supply) was 5.0%, compared to 13.9% in 1Q12. The sales velocity of Tenda launches was 14% during the 1Q13.

Tenda is still working to finish its legacy projects, and keeps the process of dissolution with non-eligible clients, to further sell the units to qualified customers. Out of the 2.300 Tenda units that were cancelled and returned to inventory, 41% have already been resold to qualified customers within 1Q13.

Tenda Segment Operations

In 1Q13, Tenda transferred around 2,451 units to financial institutions.

Tenda Delivery

During first quarter, Tenda delivered 7 projects/phases and 795 units.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

André Bergstein CFO/IRO                                                                                                                        Media Relations (Brazil) / Fernando Kadaoka

Phone: +55 11 3025-9305 /9242/9297                                                                                                          Máquina da Notícia Comunicação Integrada

Fax: +55 11 3025-9348                                                                                                                                  Phone: +55 11 3147-7498      / Fax: +55 11 3147-7900

Email: ir@gafisa.com.br                                                                                                                               Email: fernando.kadaoka@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer